NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended
March 31, 2020

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited-Expressed in Canadian dollars)

	March 31,	December 31,
	2020	2019
Current assets
Cash and cash equivalents	$2,399,507	$2,858,245
Short-term investments	3,843,212	3,781,512
Accounts receivable	822,371	1,384,315
Note receivable	354,675	324,700
Prepaid expenses	111,300	97,132
	7,531,065	8,445,904
Long term assets
Deposits	580,996	535,554
Property and equipment	653,593	677,647
Right of use Assets	2,936,788	3,063,769
Intellectual property (Note 3)	17,548,883	17,970,067
	$29,251,325	$30,692,941
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 4)	$486,861	$448,928
Contract Obligations (Note 5)	139,776	131,386
Current portion of capital lease obligation (Note 6)	744,880	736,408
	1,371,517	1,316,722
Long-term liabilities
Long-term lease obligation (Note 6)	2,483,443	2,669,736
Asset retirement obligation	21,999	21,481
	2,505,442	2,691,217
	3,876,959	4,007,939
Commitments and contingencies (Note 7) Future operations (Note 1)
Shareholders' equity
Common shares (Note 8): - authorized unlimited
Issued: 64,406,891 (2019 - 64,406,891) common shares	95,313,064	95,313,064
Contributed capital	9,328,158	9,306,493
Deficit	(79,977,790)	(78,645,489)
Accumulated other comprehensive income	710,934	710,934
	25,374,366	26,685,002
	$29,251,325	$30,692,941

Signed"George Liszicasz"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited-Expressed in Canadian dollars)

	For the three months ended March 31,
	2020	2019
Revenue
Survey revenue	$-	$-
Expenses
Survey costs, net	301,961	377,733
General and administrative expenses	974,334	921,749
Stock based compensation expense	21,665	3,775
Amortization expense	448,381	443,697
	1,746,341	1,746,954
Other expenses (income)
Interest expense (income), net	(12,647)	3,200
Foreign exchange (gain) loss	(409,517)	6,106
Intellectual property and other expenses	8,124	7,060
	(414,040)	16,366

Loss before income taxes	(1,332,301)	(1,763,320)
Income tax expense	-	-
Net loss and comprehensive loss	(1,332,301)	(1,763,320)
Net loss per share (Note 9)
Basic	$(0.02)	$(0.03)
Diluted	$(0.02)	$(0.03)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited-Expressed in Canadian dollars)

	For the three months ended March 31,
	2020	2019
Cash provided by (used in):
Operating activities
Net loss	$(1,332,301)	$(1,763,320)
Items not affecting cash:
Stock based compensation expense (Note 10)	21,665	3,775
Amortization expense	448,381	443,697
Non-cash changes to asset retirement obligation	518	516
Non-cash lease and interest expense	(42,825)	(42,825)
Unrealized Foreign exchange	(342,249)	7,460
Change in non-cash working capital balances (Note 12)	647,621	474,072
Translation of U.S. dollar cash	(35,470)	(4,857)
	697,641	881,838
Net cash used in operating activities	(634,660)	(881,482)

Financing activities
Repayment of capital lease obligation	(11,158)	(10,377)
Net cash used in financing activities	(11,158)	(10,377)

Investing activities
Decrease (increase) in short-term investments and Deposits	29,424	1,200,000
Net cash from (used in) investing activities	29,424	1,200,000

Effect of exchange rate changes on cash	157,656	3,503

Net increase (decrease) in cash and cash equivalents	(458,738)	311,644
Cash and cash equivalents, beginning of the period	2,858,245	339,532
Cash and cash equivalents, end of the period	$2,399,507	$651,176

Supplemental information
Cash interest (received)	$(8,154)	$(16,591)
Cash taxes paid	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited-Expressed in Canadian dollars)

	For the three months ending March 31,
	2020	2019
Common Shares
Balance at beginning of the period (Note 8)	$95,313,064	$96,656,248

Balance at end of the period	95,313,064	96,656,248
Contributed Capital
Balance at beginning of the period	9,306,493	9,262,684
Recognition of stock based compensation expense	21,665	3,775
Balance at end of the period	9,328,158	9,266,459
Deficit
Balance at beginning of the period	(78,645,489)	(82,418,397)
Net loss and comprehensive loss for the period	(1,332,301)	(1,763,320)

Balance at end of the period	(79,977,790)	(84,181,717)
Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,934	710,934
Total Shareholders' Equity at end of the period	25,374,366	22,451,924

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1. The Company and future operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify subsurface trapped fluid accumulations.

These condensed consolidated interim financial statements of NXT have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in NXT’s annual audited consolidated financial statements for the year ended December 31, 2019, except as described in Note 2, Significant Accounting Policies and Changes.

These condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2019 audited consolidated financial statements.

These condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation has been applied as the Company expects to continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  However, NXT's future financial results and its longer term success remains dependent upon the ability to continue to attract and execute client projects to build its revenue base. NXT continues to develop its pipeline of opportunities to secure new revenue contracts. The Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and continue to generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

Covid-19 (2019-nCoV/COVID-19) Pandemic

As of the date of these condensed consolidated interim financial statements the Covid-19 pandemic has not had a material effect on the operations of the Company. The Company has made provisions so employees can work from home, suspended all travel, mandated that international travelers are to self-isolate for 14 days after return to Canada, and implemented hygiene and social distancing policies. NXT continues to communicate with employees and customers via available communication methods such as tele-conferences and on-line video conferencing. Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 pandemic continues. The impact of the continuation of the Covid-19 pandemic may hamper our ability to deliver SFD® surveys contracts in the following ways. If restrictions on international travel continue, our aircraft and personal will not be able to perform surveys. An outbreak of the virus among our staff or our customers’ personnel would delay any survey in progress. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method to tele-conferences or on-line video conferencing.

The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect to the Company is not known at this time. Estimates and judgments made by management in the preparation of these condensed interim consolidated financial statements are subject to a higher degree of measurement uncertainty during this volatile period.

Use of Estimates and Judgements

In preparing these financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these condensed consolidated interim financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited consolidated financial statements for the year ended December 31, 2019, except as described in Note 2, Significant Accounting Policies and changes.

2. Significant Accounting Policies and Changes

Measurement of credit losses on financial instruments

In June 2016, the FASB issued new guidance that changes how entities measure credit losses for most financial assets and certain other financial instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments, basing it on expected losses rather than incurred losses. These expected credit losses will be recognized as an allowance rather than as a direct write-down of the amortized cost basis. The new guidance was effective January 1, 2020 and was applied using a modified retrospective approach. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

3. Intellectual property

	March 31,	December 31,
	2020	2019
Intellectual property acquired	$25,271,000	$25,271,000
Accumulated amortization	(7,722,117)	(7,300,933)
	17,548,883	17,970,067

4. Accounts payable and accrued liabilities

	March 31,	December 31,
	2020	2019
Accrued liabilities related to:
Consultants and professional fees	$267,194	$311,635
Payroll (wages payable and vacation pay)	12,457	106,529
	279,651	418,164
Trade payables and other	207,210	30,764
	486,861	448,928

5. Contract Obligations

The Company has received a non-refundable deposit of $100,000USD from AGV to be applied to an SFD® survey which must be completed by June 30, 2020 or the deposit will be forfeited.

	March 31,	December 31,
	2020	2019
Contract obligations	$139,776	$131,386

6. Lease obligation

	March 31,	December 31,
	2020	2019
Aircraft	$1,569,512	$1,680,103
Office Building	1,614,930	1,669,953
Printer	12,524	13,573
Office equipment	31,357	42,515
	3,228,323	3,406,144
Current Portion of lease obligations	(744,880)	(736,408)
Long-term lease obligations	2,483,443	2,669,736

Maturity of lease liabilities:
2020	$794,038
2021	1,018,789
2022	587,536
2023	367,185
2024	367,185
After 2024	747,442
Total lease payments	3,882,175
Less imputed lease payments	(653,852)
Total discounted lease payments	3,228,323
Current portion of lease obligations	(744,880)
Non-current portion of lease obligations	2,483,443

7. Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease. See Note 6 for additional disclosures on leases.

For the fiscal period ending December 31,	Office Premises
2020	$166,587
2021	222,501
2022	222,501
2023	222,501
2024	222,501
1,056,591
2025	166,876
1,223,467

8. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

			For the three months ended,
	March 31, 2020		March 31, 2019
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	64,406,891	$95,313,064	68,573,558	$96,656,248
Changes during the period	-	-	-	-
As at the end of the period	64,406,891	95,313,064	68,573,558	96,656,248

9. Earnings (Loss) per share

	For the three months ended,
	March 31, 2020	March 31, 2019
Comprehensive loss for the period	$(1,332,301)	$(1,763,320)
Weighted average number of shares outstanding for the period:
Basic	64,406,891	68,573,558
Diluted	64,406,891	68,573,558
Net loss per share – Basic	$(0.02)	$(0.03)
Net loss per share – Diluted	$(0.02)	$(0.03)

In periods in which a loss results, all outstanding stock options are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

10. Share based compensation

Stock Options:

The following is a summary of stock options which are outstanding as at March 31, 2020.

			Average remaining
Exercise price	# of options	#of options	contractual
per share	outstanding	exercisable	life (in years)
$0.52	100,000	100,000	4.3
$0.59	150,000	100,000	3.6
$0.55	30,000	30,000	4.8
$1.45	37,500	37,500	1.7
$1.48	37,500	37,500	1.3
$1.50	50,000	50,000	1.3
$1.73	92,600	92,600	0.7
$1.82	135,000	135,000	0.6
$2.10	300,000	300,000	0.5
	932,600	882,600	1.7

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2019 is as follows:

	For the three months ended		For the year ended
	March 31, 2020		December 31, 2019
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	1,169,500	$1.48	1,297,000	$1.58
Granted	30,000	$0.55	100,000	$0.52
Expired	(266,900)	$(1.37)	(47,500)	$(1.51)
Forfeited	-	-	(180,000)	$(1.70)
Options outstanding, end of the period	932,600	$1.48	1,169,500	$1.48
Options exercisable, end of the period	882,600	$1.53	1,119,500	$1.52

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

For the period ended	2020	2019
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Expected volatility in the price of common shares	128%	65%
Risk free interest rate	1.61%	1.68%
Weighted average fair market value per share at grant date	$0.55	$0.52

The unamortized portion of SBCE related to the non-vested portion of stock options, which will be recognized in 2020, is approximately $8,807.

Deferred Stock Units (“DSU”):

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2019 is as follows:

Opening balance	2020	2019
Granted	16,573	-
Closing balance	16,573	-

The DSU plan is a long-term incentive plan that permits the grant of DSUs to qualified directors. DSUs granted under the DSU plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.

11. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, note receivable, accounts payables and accrued liabilities and leases. The carrying value of these financial instruments, excluding leases, approximates their fair values due to their short terms to maturity. NXT is exposed to significant interest or credit risks arising from accounts receivable and notes receivable. For accounts receivable NXT has received advance payments and does not release results of surveys until a substantial portion of the accounts receivable has been paid. For the notes receivable, NXT has secured the note receivable.

NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments

As at March 31, 2020 and December 31, 2019, the Company held no derivative financial instruments.

12. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months ended March 31,
	2020	2019
Accounts receivable	629,868	(34,530)
Prepaid expenses and deposits	(14,168)	(146,950)
Accounts payable and accrued liabilities	31,921	259,372
Contractual obligations	-	396,180
	647,621	474,072

Portion attributable to:
Operating activities	647,621	474,072
Financing activities	-	-
Investing activities	-	-
	647,621	474,072

13. Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year. There were no revenues in the first quarters of 2020 and 2019.

14. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

	For three months ending March 31,
	2020	2019
Legal Fees	$67,513	$39,989

Accounts payable and accrued liabilities includes a total of $84,694 ($146,197 as at December 31, 2019) payable to this law firm.